Exhibit 99.1

FALCONBRIDGE LIMITED

news release

XSTRATA ACQUIRES ADDITIONAL 67.8% OF FALCONBRIDGE AND EXTENDS
OFFER TO 25 AUGUST 2006

Toronto, Ontario, August 15, 2006 — Falconbridge Limited announced today that Xstrata plc has indicated in a news release that 257,700,100 common shares of Falconbridge ("Common Shares") had been validly deposited to Xstrata's offer to acquire all Falconbridge common shares not already owned by Xstrata. Xstrata has taken up and accepted for payment all shares tendered, which represent approximately 67.8% of the issued and outstanding Common Shares (or 92.1% of the Common Shares on a fully diluted basis).

Xstrata also announced that in line with its intention to acquire 100% of Falconbridge as soon as possible, Xstrata has also extended the expiry date of its all-cash offer to enable the remaining Falconbridge shareholders to receive prompt payment of the same C$62.50 per share consideration under the offer. The offer will now expire at midnight (Vancouver time) on Friday, 25 August 2006.

For more information, visit http://www.xstrata.com/press_release.php to view Xstrata's press release.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Falconbridge Limited
Denis Couture, Senior Vice-President, Investor Relations, Communications and Public Affairs
(416) 982-7020
(416) 982-7242 (FAX)
denis.couture@falconbridge.com
www.falconbridge.com